Exhibit 4.41

EQUITY TRANSFER AGREEMENT

This Equity Transfer Agreement (this “Agreement”) is entered into as of March 31, 2022 (the “Execution Date”) by and among:

(1)	Xuefeng CHEN, a PRC natural person with PRC ID number of ***;

(2)	Wenjun SUN, a PRC natural person with PRC ID number of ***;

(3)

Xianxing HUANG, a Hong Kong natural person with Exit-Entry Permit Number for Travelling to and from Hong Kong and Macao of *** (together with Xuefeng CHEN and Wenjun SUN, collectively the “Transferors”);

(4)

Shanghai Aihui Trading Co., Ltd., a wholly foreign-owned enterprise duly incorporated and validly existing under the laws of the PRC (Unified Social Credit Code: 913100000512489464) with its registered address at Room 611, Building 1, 1616 Changyang Road, Yangpu District, Shanghai (the “Transferee”).

(The Transferor and the Transferee shall be referred to individually as a “Party” and collectively as the “Parties”.)

WHEREAS:

(1)

The Transferors are shareholders of Shanghai Wanwuxinsheng Environmental Protection Technology Group Co., Ltd. (a limited liability company duly incorporated and validly existing under the laws of the PRC (Unified Social Credit Code: 913101105559290751) with its registered address at Room 1101-1103, No. 433 Songhu Road, Yangpu District, Shanghai (the “Company”));

(2)

For the purpose of implementing the equity restructuring of the Company, the Parties intend to enter into this Agreement to provide for the transfer of 100% equity interest held by the Transferors in the Company (representing RMB50 million of the registered capital of the Company, the “Equity Interest”) to the Transferee pursuant to this Agreement, and the Transferee intends to accept the transfer of the Equity Interest pursuant to this Agreement.

NOW, THEREFORE, based on the principles of equality and mutual benefit and through friendly consultations, the Parties have agreed as follows:

1Equity Transfer

1.1.

Equity Transfer. The Transferors intend to transfer a total of 100% equity interest in the Company (representing RMB50 million of the registered capital of the Company) to the Transferee pursuant to this Agreement for a consideration of RMB21.52million and the Transferee intends to accept the Equity Interest (the “Equity Transfer”), among which:

(a)

Xuefeng CHEN shall transfer his 72.3425% equity interest in the Company (representing o RMB36,171,239 of the registered capital of the Company) to the Transferee for a consideration of RMB 15,568,101.27;

(b)	Wenjun SUN shall transfer his 26.6575% equity interest in the Company (representing RMB13,328,761 of the registered capital of the Company) to the Transferee for a consideration of RMB 5,736,698.73;

(c)	Xianxing HUANG shall transfer his 1% equity interest in the Company (representing RMB500,000 of the registered capital of the Company) to the Transferee for a consideration of RMB 215,200.00.

1.2.

Change of Registration. The Parties shall cooperate with the Company in completing the change of registration procedures. (the “Change of Registration Procedures”) with the competent administration of market regulation regarding the Equity Transfer.

1.3.

Closing of Equity Transfer. The closing of the Equity Transfer (the “Closing”) shall take place on the date hereof (the “Closing Date”). Upon the Closing, the Transferors shall cease to have the rights and obligations as shareholders with respect to the Equity Interest and the Transferee shall become the holder of the Equity Interest and assume all rights, interests, liabilities and obligations as a shareholder of the Company under laws and regulations, the articles of association, this Agreement and other relevant agreements.

1.4.	Payment of Transfer Price. The Transferee shall pay the Equity Purchase Price to the Transferors at the time otherwise agreed by the relevant parties.

2Representations, Warranties and Covenants

2.1	Each Transferor respectively represents and warrants to the Transferee that as of the Execution Date and the Closing Date:

(a)	Such Transferor has full civil capacity, legal capacity and/or authority to execute, deliver and perform this Agreement;

(b)	The execution, delivery and performance of this Agreement by such Transferor have been duly authorized by all requisite actions on its part;

(c)

Such Transferor lawfully owns the Equity Interest and has full and undisputed ownership and right to dispose of the Equity Interest, and no portion of the Equity Interest is subject to any third party rights (including, without limitation, lien, pledge or any other security interest or any statutory or contractual restrictions on transfer) or other encumbrances;

(d)

Neither the due execution and delivery of this Agreement nor the complete performance by such Transferor of his obligations hereunder will violate or conflict with the terms or conditions of any material contracts, undertakings or other obligations to which it is a party or by which it is bound, or violate any applicable laws, or otherwise constitute or result in a breach or default of such terms or conditions or a violation of such laws upon any notice or lapse of time, or both, which would otherwise constitute or result in a breach or default of such terms or conditions or a violation of such laws.

2.2	The Transferee represents and warrants to the Transferors that as of Execution Date and the Closing Date:

(a)	The Transferee has full civil capacity, legal capacity and/or authority to execute, deliver and perform this Agreement;

(b)	The execution, delivery and performance of this Agreement by the Transferee have been duly authorized by all requisite actions on its part;

(c)

Neither the due execution and delivery of this Agreement nor the full performance by the Transferee of its obligations hereunder will violate or conflict with the terms or conditions of any material contracts, undertakings or other obligations signed by the Transferee or by which it is bound, or violate any applicable laws, or otherwise constitute or result in a breach or default of such terms or conditions or a violation of such laws upon any notice or lapse of time or both.

2.3

The Parties undertake to provide cooperation as soon as practicable, including taking all necessary actions and executing all necessary documents, so as to complete the Equity Transfer and other obligations under this Agreement.

3Effectiveness, Supplement, Amendment, Modification and Termination

3.1	This Agreement may be amended or modified by the Parties through consultation. Any amendment or modification shall be made in writing and become effective upon execution by the Parties.

3.2	This Agreement may be terminated by the Parties through consultation in writing.

4Confidentiality

4.1.

Any information relevant to the Equity Transfer (including the existence of this Agreement and other transaction documents relating to this Agreement) is regarded as confidential information. Except for the circumstances provided for in Article 4.2, each Party shall not disclose the confidential information to any third parties, except for disclosure to its affiliates, directors, employees, and professional counsels of such Party and its affiliates; provided, however, that the disclosing Party shall be advised of the confidentiality of such information and shall be required to comply with the obligation of confidentiality.

4.2.

If the disclosure of the Equity Transfer is required by mandatory requirements of laws, the disclosing Party shall, at a reasonable time prior to such disclosure or filing, consult with the other Parties regarding the status of such disclosure or filing, limit the disclosure to the minimum extent required by laws, and use all reasonable efforts to seek from the requesting Party an undertaking of confidentiality in respect of such disclosure.

5Liability for Breach and Indemnification

5.1.	Each Party shall strictly abide by the provisions of this Agreement. Each of the following events shall constitute an event of default:

(a)	If any Party to this Agreement fails to perform or fails to duly and fully perform its material obligations or undertakings set forth in this Agreement;

(b)	If any representation or warranty made by any Party in this Agreement is or becomes untrue, inaccurate or incomplete in any material aspect.

5.2.

Any Party in breach of this Agreement (the “Breaching Party”) shall indemnify the other Parties (the “Non-Breaching Party”) and their respective successors, affiliates, directors, employees, agents and representatives (together with the Non-Breaching Party, the “Indemnified Party”) against all losses actually suffered by them as a result of the breach or foreseeable at the time of the execution of this Agreement. The Breaching Party shall indemnify and hold harmless the Indemnified Party from and against all losses actually suffered by them as a result of the breach. If the Breaching Party breaches the provisions of this Agreement, in addition to other rights under this Agreement, the Non-Breaching Party shall have the right to request the Breaching Party to perform its obligations or exercise its other rights at laws.

6Governing Law and Dispute Resolution

6.1.	This Agreement shall be governed in all respects by the laws of the PRC.

6.1.

All disputes arising from or related to the implementation of this Agreement shall be resolved through friendly negotiation by the Parties. If any dispute cannot be resolved through negotiation within fifteen (15) days after the occurrence of the dispute, either Party shall be entitled to refer the dispute to the Shanghai Arbitration Commission (the “Arbitration Tribunal”) for arbitration in Shanghai in accordance with the arbitration rules of the Arbitration Tribunal then in effect. The arbitration shall be conducted in Chinese. The arbitration award is final and binding on all Parties involved in the dispute.

6.2.

During the period of dispute resolution, except for those in dispute, the Parties shall continue to have their respective other rights under this Agreement and shall continue to perform their corresponding obligations hereunder.

7Miscellaneous

7.1.	This Agreement shall become effective on the execution date after it is signed and sealed by the Parties.

7.2.	This Agreement may be executed in any number of counterparts, and each original counterpart shall have the same legal effect.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

Transferors:

Xuefeng CHEN

By:	/s/ Xuefeng CHEN

Signature Page to Equity Transfer Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

Transferors:

Wenjun SUN

By:	/s/ Wenjun SUN

Signature Page to Equity Transfer Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

Transferors:

Xianxing HUANG

By:	/s/ Xianxing HUANG

Signature Page to Equity Transfer Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

Transferee:

Shanghai Aihui Trading Co., Ltd. (Seal)
/s/Shanghai Aihui Trading Co., Ltd.

By:	/s/ Yike CHEN
Name:	Yike CHEN
Title:	Legal Representative

Signature Page to Equity Transfer Agreement